UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)*

LiveVox Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

53838L 100

(CUSIP number)

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

Attn: Monica J. Shilling, P.C.

H. Thomas Felix

(Name, address and telephone number of person authorized to receive notices and communications)

December 22, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of reporting person Golden Gate Private Equity, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 (See Item 5)
	8.	Shared voting power 0
	9.	Sole dispositive power 0 (See Item 5)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.00% (See Item 5)
14.	Type of reporting person CO/IA

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2021, (the “Original Schedule 13D” and, together with Amendment No. 1, filed with the SEC on December 17, 2021, Amendment No. 2, filed with the SEC on August 11, 2022 and Amendment No. 3, filed with the SEC on October 4, 2023, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) and (e) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Person does not beneficially own any securities of the Issuer.

(c) At the Effective Time and pursuant to the Merger Agreement, the Reporting Person (i) disposed of all previously reported shares of Common Stock (other than the Earnout Shares) for consideration of $3.74 per share, and (ii) forfeited the 5,000,000 Earnout Shares for no consideration. The Reporting Person has no other material changes in the information previously reported or transactions within the prior 60 days to disclose.

(e) After giving effect to the transactions contemplated by the Merger Agreement, on December 22, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2023

Golden Gate Private Equity Inc.

By:	/s/ Matthew Crump
Matthew Crump
Authorized Signatory